UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Acceleron Pharma Inc.

(Name of Subject Company)

Avoro Capital Advisors LLC

Behzad Aghazadeh

(Name of Persons Filing Statement)

Common Stock, $0.001 per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Class of Securities)

Scott Epstein
c/o Avoro Capital Advisors LLC
110 Greene Street, Suite 800
New York, NY 10012
(212) 937-4970

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of communications by Avoro Capital Advisors LLC (“Avoro”) with respect to the announced tender offer by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”) of Acceleron Pharma Inc., a Delaware corporation (“Acceleron” or the “Company”) in exchange for $180.00 per share, subject to certain qualifications, to be commenced pursuant to the Agreement and Plan of Merger, dated as of September 29, 2021, by and among Parent, Purchaser, and the Company.

Avoro Capital Believes Proposed Acquisition of Acceleron Pharma by Merck Undervalues Acceleron Pharma

 Proposed 38% Premium Ranks Much Lower Than Average Premium of Approximately 89% for Comparable Biopharma Transactions since 2020

 Believes Acceleron Has Significant Momentum Given Recent Positive Data for Sotatercept Drug Candidate

 NEW YORK – September 30, 2021 – Avoro Capital, a long-term and collaborative investor in life sciences and biotechnology companies, beneficially owns approximately 7% of Acceleron Pharma Inc. (Nasdaq: XLRN) (“Acceleron”, “XLRN” or the “Company”) together with certain of its affiliates and managed funds (“Avoro,” “we” or "us"), making it one of the Company's most significant shareholders. Avoro today issued the following statement:

Despite the fact that Avoro believes that Acceleron’s management team has done an excellent job at creating value for shareholders and that the Company has great potential, we do not view the proposed sale of Acceleron to Merck & Co. Inc. (NYSE: MRK) ("Merck") for $180 per share (the "Merger") as being in the best interests of all Acceleron shareholders.

Avoro believes that, first and foremost, the Merger consideration drastically undervalues XLRN. At present, treatment options for patients with pulmonary arterial hypertension (PAH) remain limited to vasodilator therapies that do not address the underlying pathophysiology of the disease. Sotatercept, Acceleron’s novel ligand trap designed to rebalance BMPR2 signaling, is currently being investigated in phase 3 clinical trials. Recent data suggests that sotatercept will be the first disease-modifying agent available to patients suffering from PAH, which has led to the granting of Breakthrough Therapy Designation by the FDA and PRIME Designation by the EMA.

While we believe Merck is a tremendous company and ultimately could be a good partner to maximize the value of sotatercept and the rest of Acceleron’s pipeline for both patients and shareholders, we do not believe a transaction makes sense right now at the current valuation proposed by Merck.

In particular, this transaction premium of approximately 38% would rank at the very bottom of the 19 comparable transactions in the biopharmaceuticals sector since the beginning of 2020, during which premiums have averaged approximately 89%.1

Based on our initial conversations with other market participants, it seems that the justification for the transaction and the price has been that this was the highest premium available. That answer simply raises an even more pertinent question: why sell now at such a price?

We believe there should be no urgency to sell at a low price now since the value of the Company will only increase as additional clinical trial data is released. Based on our own analysis and that of other prominent scientific observers, we have full confidence that Acceleron’s pipeline will continue to perform well and only further demonstrate the value of the Company.

While we do not typically comment publicly, we feel incredibly strongly that this transaction if allowed to proceed would do a disservice to XLRN shareholders.

We look forward to engaging constructively with Acceleron management, as well as our fellow investors, in order to hear other perspectives and to further articulate our rationale in the hope that we can be part of identifying a better path forward.

_____________________

1 Criteria was US based-public, BioPharma M&A deals >$1B (excluding SPACs) – Source: Bloomberg

Media Contact

Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com

About Avoro Capital L.P.

Avoro Capital L.P., is the parent of Avoro Capital Advisors LLC (“Avoro Capital Advisors”) and Avoro Ventures LLC (“Avoro Ventures”).  Avoro Capital Advisors is an SEC-registered investment manager located in New York City, investing in public and private equity companies focused primarily on life sciences and biotechnology. Managing Partner, Behzad Aghazadeh PhD, has over 25 years of experience spent in scientific research, healthcare consulting, institutional investment and executive leadership within the healthcare sector, and is supported by a team of seasoned professionals with advanced medical and scientific backgrounds, and extensive investment experience in the biopharmaceutical industry.

Important Information

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Acceleron or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, Avoro anticipates that a tender offer statement on Schedule (TO), including an offer to purchase, a letter of transmittal and related documents, will be filed by Merck and Astros Merger Sub, Inc., a wholly-owned subsidiary of Merck, with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by Acceleron with the SEC. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by such parties with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders are advised to read these documents, any amendments thereto as well as any other documents relating to the tender offer and Merger, when they become available, as they contain important information.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements regarding the planned completion of the transactions contemplated by the Merger. Although Avoro believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Avoro, Merck or Acceleron, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties are enumerated in Acceleron's public filings and recent public communications regarding the Merger by Acceleron and Merck. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the SEC made by Merck and Acceleron, including those listed under “Risk Factors” in Merck’s annual reports on Form 10-K and quarterly reports on Form 10-Q and Acceleron’s annual reports on Form 10-K and quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Avoro does not undertake any obligation to update or revise any forward-looking information or statements.